SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

Fourth Submission For the month of November 2004.

QI Systems Inc. (SEC File No: 0-30948)

(Translation of registrant's name into English)

Unit 101, 3820 Jacombs Road, Richmond, British Columbia, CANADA, V6V 1Y6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F ____]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ____ No _X___]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QI Systems Inc.

(Registrant)

Date: November 23, 2004 By:* Steven R. Garman (Signature)*

Steven R. Garman

President & CEO

QI System Inc.

*Print name and title under the signature of the signing officer

QI Systems Inc.

Management Discussion and Analysis

For the Quarter Ended September 30, 2004

All figures expressed in US Dollars except where noted

November 19, 2004

Note - Financial results for the three months ended September 30, 2004 have not been reviewed by the Company´s Auditors.

  The following discussion and analysis of the results of operations and financial position of QI Systems Inc. (“QI” or “the Company”) is prepared as of November 19, 2004 and should be read in conjunction with the Company´s unaudited consolidated financial statements and the notes thereto for the three months ended September 30, 2004 and the Company´s audited consolidated financial statements and notes thereto for the year ended June 30, 2004.

  The Company´s financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles and the same accounting principles used for the June 30, 2004 consolidated financial statements have been used for preparing the September 30, 2004 quarter results. The Company´s reporting currency is the US Dollar. Other currencies are referenced.

Overall Performance

In the quarter ended September 30, 2004 the Company achieved sales of $151,369 which were 3% higher than sales achieved in the preceding quarter. Most of the sales posted in the quarter were to clients operating in the parking industry. Sales to clients operating in the newspaper vending industry followed. During the quarter, the Company continued working towards securing supply contracts in the gaming industry.

The Company incurred a net loss of $112,616 in the quarter ended September 30, 2004 and has incurred losses in past periods. Losses were funded mainly with shareholders´ loans and to a lesser extent by the receipt of share capital subscribed in the prior quarter and the exercise of stock purchase warrants. IN subsequent periods, the Company expects to be able to fund working capital deficiencies with the issuance of equity.
Results of Operations
For the three months ended September 30,, 2004
Revenues during the three months ended September 30, 2004 were $151,369 derived from the sale of smart cards and ancillary products to the Company´s client base, fundamentally within the parking industry. Quarterly sales of the Company´s products increased 3% with respect to sales achieved in the preceding period. This represents $4,625 in additional sales. Sales continue to be concentrated in a few clients. Compared to the quarter ended September 30, 2003 (“the comparative quarter”), sales increased by 100%, or $75,415. The increase in sales is the result of QI´s stronger relationship with a client in the parking industry. The Company expects that sales to this customer will continue to increase in the remaining quarters of fiscal 2005.

Cost of sales during the period was $61,803, which represents 41% of sales, a slight improvement from total cost of sales of $34,386 (45% of sales) in the comparative quarter. The reduction in cost of sales as a percentage of sales is the result of more efficient sourcing on the part of the Company. Operating profits were $89,566 or 59% of sales (comparative quarter: 53% of sales).

The Company´s expenses in the quarter have been reclassified to be consistent with the expense classification in the Company´s most recent audited financial statements. Expenses are categorized as Administration, Amortization, Corporate Finance, Development Costs, Financing Costs and Interest, Investor Relations, Sales and Marketing and Professional Fees.

During the quarter Administration expenses were $87,950 (comparative period: $85,645), which include the following three major expenses: management fees of $48,954, $13,620 of rent expense and $12,871 of salaries and benefits paid to employees performing administrative duties. The management fees to the Company´s President and CEO incurred in the period remained outstanding at the end of the quarter, and were recorded as a current liability of the Company under Accounts Payable. The Company continues to anticipate that administrative expenses in the remaining quarters of fiscal 2005 will remain comparable with 2004 expenses, except for management fees which reflect an increased monthly fee payable to the Company´s President and CEO in 2005.

Development costs in the quarter ended September 30, 2004 were $71,315 (comparative period: $77,257) of which the most significant expense is for salaries and benefits paid to employees involved in the development of the Company´s products of $48,006 in the quarter. In the same period, $19,692 was paid to consultants hired by the Company to assist in the development of technology products and provide guidance to the company´s full-time employees. The third most significant development cost was contract labour of $3,308. The Company anticipates that development costs may increase in 2005 to accommodate the Company´s incursion into the gaming industry. During the quarter ended September 30, 2004, this still did not occur and the Company was able to post lower development costs than in the comparative period, which result from having reduced its development staff by one.

During the quarter the Company did not incur any investor relations or corporate finance expenses, fundamentally because there were no capital raising activities in the period. This compares favourably to the comparative period, when $236,161 of investor relations expense and $116,166 of corporate finance expense were incurred in connection with private placements secured in the quarter ended September30, 2004 and for services rendered in connection with the Company seeking to attract further equity investments.

Sales and marketing expense in the quarter ended September 30, 2004 was $46,637 (comparative period: $46,227) which consists fundamentally of salaries and benefits of $44,517.

Professional fees of $16,611 include legal fees incurred in the quarter. Most of the fees related to services provided to the Company in connection with the settlement of a claim by a former officer and director, which was disclosed as a contingent item in the Company´s audited financial statements. Other legal fees are in connection with meeting the Company´s regulatory obligations as a reporting issuer in British Columbia and Alberta, trading on the OTCBB.

QI recorded an (operating loss) of ($134,461) in the quarter ended September 30, 2004, compared to an (operating loss) of ($463,404) in the comparative period. The Company recorded a Gain on Settlement of Debt of $21,569 in connection with settlement of an outstanding claim by a former officer and director. In the quarter ended September 30, 2004, QI posted a (net loss) of ($112,616), or ($0.0050) per share, compared to a (net loss) of ($462,560) in the comparative period.

The Company did not have any investing activities in either of the quarters ended September 30, 2004 and 2003. QI anticipates it may face the need to incur capital expenditures in fiscal 2005, particularly to upgrade certain hardware used by its employees to perform their development duties.

In the period, the Company received $87,300 from share capital subscribed in a private placement that closed in the preceding fiscal year. It also received $17,200 from the exercise of stock purchase warrants and received funds from shareholder loans for the aggregate amount of $155,000 (see Liquidity).

At September 30, 2004 the Company´s cash position was $35,341, with a (working capital deficit) of ($303,913).

Summary of Quarterly Results

Qtr ended

Qtr ended
			Qtr ended	Qtr ended
	Sept. 30, 2004	June 30, 2004	March 31, 2004	Dec. 31, 2003
Total revenues	$151,369	$146,744	$76,323	$84,701
(Net loss)	(112,616)	(441,490)	(149,614)	(130,231)
(Loss) per share, basic and diluted	(0.01)	(0.03)	-	-

	Qtr ended
Qtr ended
			Qtr ended	Qtr ended
	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002
Total revenues	$75,954	($45,680)	$128,574	$36,252
(Net loss)	(462,560)	(372,273)	(88,380)	(234,993)
(Loss) per share, basic and diluted	(0.03)	(0.02)	-	(0.01)

Liquidity

QI has incurred operating losses in the last fiscal periods and its ability to continue operating as a going concern is contingent on the Company being able to raise equity or debt financing to cover operating deficits until such time as its operations become cash neutral or cash positive.

At September 30, 2004, the Company´s cash position was $35,341, with a (working capital deficit) of ($303,913).

During the quarter ended September 30, 2004 the Company received $155,000 in shareholder loans. The loans are interest free and no repayment terms have been set between the lenders and the Company. They are classified as short-term liabilities. Also in the quarter, QI received $87,300 from share capital subscribed as at June 30, 2004, and issued 396,819 common shares to this effect. The Company also received $17,200 from the exercise of 43,000 stock purchase warrants.

As disclosed in Results of Operations, QI posted a (net loss) in the quarter of ($112,616). Losses in subsequent periods will only be reduced or eliminated once the Company is able to secure sales streams that are still not in place at the date of this report. Even if it achieves decreasing quarterly losses in subsequent periods, the Company may face the need to raise additional funding in the capital markets or through further short or long-term debt in the near future, until it can achieve positive cash flows from operations.

The company is not subject to debt covenants and does not anticipate it will incur any default or arrears on payment of leases or debt principal or interest.

Capital Resources

The Company is not currently committed to further capital expenditures for the purchase of property, plant and equipment.

During the quarter ended September 30, 2004, no share purchase options or warrants were granted and 43,000 warrants were exercised for proceeds of $17,200. On July 17, 2004, 3,487,000 warrants expired unexercised. At September 30, 2004, the Company had outstanding 5,596,271 share purchase warrants (with exercise prices ranging from $0.20 to $0.40) and 1,298,000 share purchase options (with exercise prices ranging from $0.50 to $1.49).

Subsequent to September 30, 2004, a further 333,333 stock purchase warrants expired unexercised.

Critical Accounting Estimates

  The most significant estimates made by management are related to the recoverability of accounts receivable, the value of inventories, as well as valuation assumptions related to the recovery of future tax assets and the fair value of the Company´s assets and liabilities.
Changes in Accounting Policies Including Initial Adoption

There were no changes to the Company´s critical accounting estimates or accounting policies during the quarter ended September 30, 2004.

Other MD&A Requirements

As of November 19, 2004, the Company has 22,866,416 common shares outstanding.

Additional information is available on SEDAR at www.sedar.com.

This Management Discussion and Analysis may contain forward-looking statements that involve risks and uncertainties. When used in this document, the words “believe,” “anticipates,” “expects” and similar expressions are intended to identify such forward-looking statements. The Company´s actual results may differ significantly from the results discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QI SYSTEMS INC.

CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED SEPTEMBER 30, 2004

NOT AUDITED OR REVIEWED BY EXTERNAL AUDITORS

QI SYSTEMS INC.

Consolidated Balance Sheets

As at September 30, 2004 and June 30, 2004

Expressed in US Dollars

Unaudited

	September 30, 2004	June 30, 2004
	($)	($)

ASSETS
Current
Cash	35,341	12,158
Receivables	148,304	30,878
Share subscriptions receivable	-	87,300
Prepaid expenses	1,131	1,550
Inventory	268,890	218,589
	453,666	350,475

Property, plant and equipment	11,308	12,481
	464,974	362,956

LIABILITIES
Current
Payables and accruals	582,154	515,168
Shareholder loans	172,292	17,125
Unearned revenue	3,133	16,279
	757,579	548,572

SHAREHOLDERS´ DEFICIENCY
Share capital	10,925,477	10,820,977
Share capital – subscribed	-	87,300
Value allocated to stock options	203,169	203,169
Deficit	(11,348,456)	(11,235,840)
Cumulative translation adjustment	(72,795)	(61,222)
	(292,605)	(185,616)
	464,974	362,956

On behalf of the Board of Directors:

	“Steven R. Garman”	“Matthew Yugovich”
	Steven R. Garman, Director	Matthew Yugovich, Director

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Operations and Deficit

For the three months ended September 30, 2004 and September 30, 2003

Expressed in US Dollars

Unaudited

	Three months ended
	September 30, 2004	September 30, 2003
	($)	($)

Revenues	151,369	75,954

Cost of goods sold	61,803	34,386
	89,566	41,568

Expenses
Administration	87,950	85,645
Amortization	1,215	1,170
Corporate finance	-	48,632
Development costs	71,315	77,257
Financing costs and interest	299	1,423
Investor relations	-	236,161
Sales and marketing	46,637	46,227
Professional fees	16,611	8,457
	224,027	504,972

Operating loss	(134,461)	(463,404)
Interest income	276	844
Gain on settlement of debt	21,569	-
Net loss	(112,616)	(462,560)

Deficit, beginning of period	(11,235,840)	(10,051,945)
Deficit, end of period	(11,348,456)	(10,514,505)

Loss per share – basic and diluted	(0.0050)	(0.03)

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Consolidated Statements of Cash Flow

For the three months ended September 30, 2004 and September 30, 2003

Expressed in US Dollars

Unaudited

	Three months ended
	September 30, 2004	September 30, 2003
	($)	($)

Cash flows related to Operating Activities
Net loss for the period	(112,616)	(462,560)
Adjustments to reconcile net loss used in operations
Gain on settlement of debt	(21,569)	-
Amortization	1,215	1,170
	(132,970)	(461,390)
Changes in non-cash working capital items
Receivables	(117,426)	(32,347)
Prepaid expenses	419	26
Inventory	(50,301)	845
Payables and accruals	66,986	232,951
Unearned revenue	(13,146)	-
	(246,438)	(259,915)

Cash flows related to Investing Activities
Investment in capital assets	-	-

Cash flows related to Financing Activities
Proceeds from (repayment of) shareholder loans	155,000	(94,894)
Proceeds from issuance of capital	-	351,697
Proceeds from exercise of stock option warrants	17,200	-
Proceeds from share capital subscribed	87,300	-
	259,500	256,803

Effect of foreign currency translation on cash	10,121	13,086
Net increase (decrease) in cash	23,183	9,974
Cash and cash equivalents (cash deficiency), beginning of period	12,158	(8,850)
Cash and cash equivalents, end of period	35,341	1,124

Supplementary cash flow information:
Interest received	-	-
Interest paid	15	870
Income taxes paid	-	-

The accompanying notes are an integral part of these consolidated financial statements.

QI SYSTEMS INC.

Notes to the Consolidated Financial Statements

September 30, 2004

Expressed in US Dollars

Unaudited

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and do not include all information and footnote disclosures required for an annual set of financial statements.

In the opinion of management, all adjustments necessary for fair presentation of the Company´s financial position, results of operations and cash flows as at September 30, 2004 and for other periods presented, have been included.

Interim results are not necessarily indicative of the results to be expected for the fiscal year as a whole.

These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company´s audited financial statements for the fiscal year ended June 30, 2004.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies used in the most recent annual financial statements.

3. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current period.

I, Matthew Yugovich, Acting Chief Financial Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers´ Annual and Interim Filings) of QI Systems Inc. for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement or a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in their interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 19, 2004

“Matthew Yugovich”

__________________________

Matthew Yugovich

Acting Chief Financial Officer

I, Steve Garman, Chief Executive Officer of QI Systems Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers´ Annual and Interim Filings) of QI Systems, Inc. for the interim period ending September 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement or a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by interim filings; and

3. Based on my knowledge, the interim financial statements together with other financial information included in their interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 19, 2004

“Steve Garman”

__________________________

Steve Garman

Chief Executive Officer